Exhibit (a)(5)(H)

For Immediate Release

FLATWORLD ACQUISITION CORP.

FLATWORLD ACQUISITION CORP.

TERMINATES TENDER OFFER

New York, New York, September 6, 2012 – FlatWorld Acquisition Corp. (the “Company” or “FlatWorld”) (OTCBB: FWLAF) today announced today that it is terminating, effective immediately, its previously announced tender offer, as amended, (the “Tender Offer”) to purchase for cash up to 825,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.18 per share, net to the seller in cash, without interest.  FlatWorld terminated the Offer because of insufficient time to satisfy the terms and conditions of each of its offer to purchase, as amended and supplemented, and agreement and plan of reorganization with Orchid Island Capital, Inc. (“Orchid Island”).  FlatWorld intends to terminate the Agreement and Plan of Reorganization and will not consummate the merger of Orchid Island with and into its subsidiary, FTWA Orchid Merger Sub LLC, and will, beginning on the first business day following September 9, 2012: (i) commence the process to distribute the trust account, pro rata, less taxes and interest earned on the proceeds of its initial public offering placed in the trust account, to its public shareholders by way of redemption and (ii) cease all operations except for the purposes of any winding up of its affairs.

FlatWorld is not accepting for payment any Ordinary Shares that have been tendered, and such Ordinary Shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through the DTC, such shares will be credited to the appropriate account maintained with the DTC). The Tender Offer consideration of $10.18 will not be paid or become payable to any holders of Ordinary Shares pursuant to the Tender Offer.  Under no circumstances should Ordinary Shares be tendered to FlatWorld or DTC and, if tendered, such Ordinary Shares will not be accepted and will be promptly returned to the tendering shareholder.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell or a solicitation of consents with respect to any securities.

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CONTACT:

FlatWorld Acquisition Corp.

Jeffrey A. Valenty, President

(212) 796-4012